UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Ermenegildo Zegna N.V.

(Name of Issuer)

Ordinary Shares, nominal value €0.02 per share

(Title of Class of Securities)

N30577105

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Strategic Holding Group S.à r.l.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 30,282,195
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 30,282,195
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,282,195
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 12.12%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 249,829,313 Ordinary Shares outstanding as of May 18, 2023, as reported in the issuer’s prospectus filed pursuant to rule 424(b)(3) on June 8, 2023.

Item 1(a).	Name of Issuer

Ermenegildo Zegna N.V. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

Viale Roma 99/100

13835 Valdilana loc. Trivero

Italy

Item 2(a).	Names of Persons Filing

This statement is filed by Strategic Holding Group S.à r.l., referred to herein as the “Reporting Person.”

Item 2(b).	Address of the Principal Business Office, or if none, Residence

11, rue Aldringen

L-1118 Luxembourg

Grand Duchy of Luxembourg

Item 2(c).	Citizenship

See response to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities

Ordinary Shares, nominal value €0.02 per share.

Item 2(e).	CUSIP Number

N30577105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

(b)	Percent of Class:

See response to Item 11 on the cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

The Reporting Person is governed by a five-member board of managers, which currently includes Kamel Aliat, Amélie Flammia, Marvin Martins, Alex Browning and John Crostarosa Mowinckel. Action by the five-member board of managers is by simple majority vote. No individual manager on the board of managers has voting or dispositive control over the reported securities and, therefore, no individual manager has or shares beneficial ownership of such securities and this Statement shall not be construed as an admission of beneficial ownership that any individual manager of the Reporting Person is a beneficial owner of any of the securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

STRATEGIC HOLDING GROUP S.à r.l.

By:	/s/ Kamel Aliat
Name: Kamel Aliat
Title: Manager